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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TRC Companies, Inc.
Full Name of Registrant

Former Name if Applicable

5 Waterside Crossing
Address of Principal Executive Office (Street and Number)

Windsor, Connecticut 06095
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TRC Companies, Inc. (“TRC”) was unable to file its Form 10-K for the fiscal year ended June 30, 2005 without unreasonable effort or expense because TRC is still in the process of completing its financial statements and its assessment of TRC’s internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the rules of the Public Company Accounting Oversight Board.  An unexpected significant portion of the time and effort of its accounting and financial reporting personnel has been devoted to the evaluation and assessment of TRC’s internal controls over financial reporting.  To date, TRC has identified certain deficiencies in its internal controls.  To the extent any of these deficiencies meet the definition of material weaknesses in Auditing Standard No. 2 of the Public Company Accounting Oversight Board, TRC will disclose those weaknesses and related remediation activities in its report under Section 404 of the Sarbanes-Oxley Act that will be included in the Form 10-K.  The Form 10-K, which was due to be filed on September 13, 2005, is expected to be filed on or prior to September 28, 2005.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Martin H. Dodd	860	298-6212
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously indicated in the news release included in its Current Report on Form 8-K furnished to the Securities and Exchange Commission on September 14, 2005, the Company expects to report net service revenue of approximately $245 million and net income in the range of $0.03 to $0.06 per diluted share.  For the quarter ended June 30, 2005, the Company expects to report net service revenue of approximately $65 million and a loss in the range of $0.25 to $0.28 per share.  These anticipated fourth quarter results reflect losses at transportation infrastructure subsidiaries totaling $5.0 million, including a previously announced restructuring charge of $0.9 million and $0.8 million in connection with a settlement with the New York City Department of Transportation related to a contract for construction support services; approximately $2.3 million of costs incurred in connection with the Company’s efforts to become compliant with the requirements of the Sarbanes-Oxley Act; and the Company’s decision to take a $1.1 million write-off related to certain distributed generation assets whose value has declined primarily due to high natural gas costs.

TRC Companies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 14, 2005	By	/s/ Martin H. Dodd

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.                                       This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.                                       One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.                                       A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.                                       Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.                                       Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).